EXHIBIT (j)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees of

The Calvert Fund and The Board of Directors of the Calvert Social Investment Fund and Calvert Impact Fund, Inc.:

We consent to the use of our reports, dated November 23, 2016, with respect to the financial statements of Calvert Income Fund, Calvert Short Duration Income Fund, Calvert Long-Term Income Fund, Calvert Ultra-Short Income Fund, and Calvert High Yield Bond Fund, each a series of The Calvert Fund, and Calvert Bond Portfolio, a series of Calvert Social Investment Fund, and Calvert Green Bond Fund, a series of Calvert Impact Fund, Inc., as of September 30, 2016, incorporated herein by reference, and to the references to our firm under the heading "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm and Custodian" in the Statement of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania

October 2, 2017